EPSOM INVESTMENT SERVICES N.V.

CalciTech Ltd.
CP 261, 10 route de l’aeroport
1215 Geneva 15
Switzerland

By fax: +41-22 7883092
31st December 2007

Dear Sirs,

Re: Credit Facility Agreement

Further to our discussions Epsom Investment Services hereby agree to convert $1,259,697 of the outstanding credit facility into 4,198,990 shares at the current market price of $0.30 cents.   Please note that Epsom Investment Services will be charging CalciTech Ltd a conversion and facility fee of 5% of $1,259,697.   Please be instructed to insure that these shares are issued to us forthwith.

We also confirm that we will maintain the facility at $2.5 million, extend the repayment date to 31st August 2009, and increase the interest charge to 8.5%.

Whilst writing, I can confirm the balance due from CalciTech Ltd under the credit agreement, as at 31 December 2007, amounted to USD 1,630,052.69.  This balance includes all interest charges up to 31st December 2007.

If you require and further information, please do not hesitate to contact me.

Yours faithfully,

David Craven
Director
for and on behalf of Epsom Investment Services N.V.

Registered Office: PO Box 556, Main street Charleston, NEVIS
Administrative office: PO Box 254 1215 Geneva 15 Switzerland
Tel. (+41) 22 799 0800        Fax (+41) 22 799  0801